United States securities and exchange commission logo





                           April 27, 2021

       Marc Thompson
       Chief Financial Officer
       EverCommerce Inc.
       3601 Walnut Street, Suite 400
       Denver, Colorado 80205

                                                        Re: EverCommerce Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 31,
2021
                                                            CIK No. 0001853145

       Dear Mr. Thompson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 31, 2021

       Prospectus Summary, page 1

   1. Please disclose the basis for your claim that you are a leading provider of integrated software-as-a-service
(SaaS) solutions for service-based small- and medium-sized
                                                        businesses. Please
disclose the measure by which you determined that you are a "leading provider."
 Marc Thompson
FirstName   LastNameMarc Thompson
EverCommerce     Inc.
Comapany
April       NameEverCommerce Inc.
       27, 2021
April 227, 2021 Page 2
Page
FirstName LastName
Our Market Opportunity, page 3

2. Please define "small- and medium- sized businesses" (SMBs) in the context of the verticals that you serve. Clarify whether SMBs are measured in terms of revenue, employees, and/or other criteria. Further, provide the basis for the statistics regarding your addressable market and your market opportunity.
Summary Consolidated Financial and Operating Data, page 13

3. Please revise the column header for 2018 to indicate this information is unaudited. A similar revision should be made to your Selected Consolidated Financial and Operating
         Data table.
Risk Factors, page 16

4. We note a significant majority of your debt has an interest rate that may be based on
         LIBOR. Please revise to include a risk factor addressing the possible discontinuation of
         LIBOR, including any anticipated impact on the company, if material. Refer to the Staff
         Statement on LIBOR Transition from July 12, 2019 available on our website.
We are dependent on payment card networks..., page 22

5. You state that you have entered into agreements with certain payment processors, including Worldpay and PayPal. Please disclose the material terms of those agreements including the term of the agreement and any termination provisions. If lower margin solutions and services grow at a faster rate..., page 29

6. You state that some of your solutions and services, such as your marketing technology solutions, have lower margins as compared to your other solutions and services, such as your vertical business management software and integrated payment solutions. Please disclose the percentage of revenue generated from marketing technology solutions compared to your vertical business management software and integrated payment solutions. We note from your disclosure elsewhere that marketing technology solutions revenue increased 130% from 2019 to 2020. To the extent that you expect greater growth in the solutions with lower margins, please discuss the impact on your business in the
         Management's Discussion and Analysis.
Our amended and restated certificate of incorporation will provide that the Court of Chancery..., page 49

7. We note that your forum selection provision identifies the federal district courts of the
         United States of America as the exclusive forum for claims arising under the Securities
         Act. Please revise to highlight enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Marc Thompson
FirstName   LastNameMarc Thompson
EverCommerce     Inc.
Comapany
April       NameEverCommerce Inc.
       27, 2021
April 327, 2021 Page 3
Page
FirstName LastName
         regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
64

8. Please revise here to disclose the total number of actual customers for each period presented and include a discussion of fluctuations from period to period. In this regard, we note that you have expanded your customer base through both acquisitions and organic growth. Please separately quantify the growth in your customer base due to each of these factors.
9. We note you consider net revenue retention rate to be an important measure of the health of your business and further growth prospects. Please address the following with regards to this measure:
             Disclose the actual net revenue retention rate for each period presented and discuss any significant fluctuations from period to period.
             Include a discussion regarding the correlation between the net revenue retention rates achieved during each period and the success of your land-and-expand business strategy.
             Revise to relabel this measure as a pro-forma measure. In this regard, we note that revenue used in such calculations assumes the acquisitions occurred on the first day of the period presented.
             Clarify whether this calculation starts with customers that generated revenue in the prior period compared to the revenue in the current period from that same set of customers.
             Tell us what other metrics, if any, you use to monitor customer retention and renewals.
         Refer to SEC Release No. 33-10751.
10. We note your discussion here regarding the lifetime value of a customer and the cost of customer acquisition. Please revise your disclosures to address the following:
             Tell us why you use a two-year period to determine the customer lifetime. In this regard, we note that your contracts run anywhere from one month to five years and you have determined the period of benefit for amortizing contract costs to be five years.
             Discuss how you determine the    gross margin factor    used in
such measure.
             Disclose how you calculate the monthly revenue an average customer generates and
             address how you decide what constitutes an    average    customer.
             Disclose what expenses are considered direct sales and marketing expenses associated with acquiring new customers. Explain how they relate to GAAP sales and marketing expenses as reported, or clearly indicate that such amounts are not calculated based on GAAP numbers and clarify how they may differ from GAAP.
             Clarify whether management uses this information in managing your business and if so, how.
 Marc Thompson
FirstName   LastNameMarc Thompson
EverCommerce     Inc.
Comapany
April       NameEverCommerce Inc.
       27, 2021
April 427, 2021 Page 4
Page
FirstName LastName
Key Factors Affecting Our Performance, page 65

11. You state that you have acquired 49 companies since your inception, including 14 in 2019 and 9 in 2020. Please provide a balanced discussion regarding any material challenges related to these acquisitions. Discuss the "framework for identification, execution, integration, and onboarding of targets" that you reference.
Key Business and Financial Metrics, page 66

12. You state that normalized growth rate is a key performance indicator used by management to assess your "consolidated operating performance" over time. However, this measure appears to present the growth rate in your pro forma revenues. Please confirm whether that is the case and, if so, revise to refer it as a pro forma revenue growth rate measure.
         Also, explain further how this allows you to measure organic revenue growth and discuss the underlying factors that contributed to the decrease in this measure from 15.8% in 2019 and 6.7% in 2020. Lastly, considering you have provided pro forma revenue information, tell us your consideration to also include supplemental pro forma information regarding the impact of acquisitions on your expenses and overall results of operations.
Non-GAAP Financial Measures, page 67

13. Please revise your reconciliation of adjusted gross profit to reconcile to the most directly comparable GAAP measure of gross profit. Ensure that the GAAP gross profit measure provided in the reconciliation includes depreciation and amortization expense pursuant to
         SAB Topic 11B. Also, revise your discussion of this non-GAAP measure, as necessary, to ensure that it appropriately describes this measure and its usefulness pursuant to the revised reconciliation. Refer to Item 10(e)(i)(A) of Regulation
S-K.
14. We note you include an adjustments for acquisition-related deferred revenue in your calculation of Adjusted EBITDA. Considering deferred revenue was adjusted to fair value in accordance with GAAP at the time of your acquisitions, please tell us how you considered whether such adjustment is substituting an individually tailored recognition and measurement method for one of GAAP. Refer to Question 100.04 of the Non-GAAP
         Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.
15. We also note that Adjusted EBITDA excludes acquisition related non-recurring costs and amortization of capitalized contract acquisition costs. Considering you have acquired several businesses during each of the last several years, and as you state you are currently tracking over 10,000 software businesses as potential acquisition targets, please tell us how you considered whether acquisition related costs are normal cash operating expenses for your business. Similarly, explain whether sales commissions are normal cash operating expenses necessary to operate your business. Refer to Question 100.01 of the
         Non-GAAP Compliance and Disclosure Interpretations.
16. While you refer to Adjusted Unlevered Free Cash Flow as a performance measure, considering it is reconciled to GAAP operating cash flow, it appears to be a non-GAAP
 Marc Thompson
EverCommerce Inc.
April 27, 2021
Page 5
         liquidity measure. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges that require cash settlement from a non-GAAP liquidity measure. Please revise to remove all adjustments that required, or will require, cash settlement. Also, revise your discussion of this measure to explain how it is useful information to investors with regards to your liquidity.
Description of Certain Components of Financial Data
Revenues, page 69

17. We note you provide a percentage breakdown of revenue by your three main verticals.
         Please provide similar information for fiscal 2019. To the extent the allocation among verticals or the amount of revenue generated from any vertical changed significantly from period to period, please include a discussion of the reason(s) for such change.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019 - Revenues, page 72

18. Please revise to separately quantify the impact on your subscription and transaction fee revenues due to the growth in your customer base and the COVID-19 pandemic. Refer to
         Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
Business, page 95

19. Please revise your intellectual property disclosure to disclose the expiration date for your
         U.S. patent.
Principal Stockholders, page 113

20. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities affiliated with Providence Strategic
         Growth and Silver Lake.
Underwriting, page 129

21.      Please disclose the exceptions to the lock-up agreements.
Consolidated Statements of Operations and Comprehensive Loss, page F-4 FirstName LastNameMarc Thompson
22. It appears you do not allocate any depreciation and amortization to cost of revenues.
Comapany    NameEverCommerce
       Therefore,  please revise to Inc.
                                     relabel the cost of revenues line item to
indicate that it
       excludes  depreciation
April 27, 2021 Page 5          and amortization.    Refer to SAB Topic 11.B.
FirstName LastName
 Marc Thompson
FirstName   LastNameMarc Thompson
EverCommerce     Inc.
Comapany
April       NameEverCommerce Inc.
       27, 2021
April 627, 2021 Page 6
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 4. Revenue, page F-27

23. You state that your contracts may allow either party to terminate for convenience without penalty by providing appropriate notice. Please tell us how you considered this fact when calculating the amount of remaining performance obligations. In this regard, for arrangements that include such termination provisions, tell us how you determined that they meet the definition of a contract under ASC 606-10-25-1 through 25-3. In addition, considering your contract terms can range up to five years, tell us the periods in which you expect to recognize the 57% of remaining performance obligations included in
         "thereafter" and how your current disclosures reflect the appropriate time bands for your arrangements. Refer to ASC 606-10-50-13(b).
Note 10. Equity, page F-32

24. We note that concurrent with their exchange of common stock for newly issued Series B shares, Silver Lake purchased an additional 17.7 million shares of Series B stock.
         However, as per the roll-forward of Series B shares, it appears such shares are reflected in the line item "conversion from common stock" rather than "convertible shares issued."
         Please revise or advise.
Note 11. Stock-Based Compensation, page F-34

25. Please provide us with a breakdown of all equity awards granted during 2020 and to date through 2021, and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
26. Please revise to disclose the amount of unrecognized compensation expense related to your unvested funding restricted stock awards. In addition, revise to address whether the various transactions described herein, such as the Preferred Stock Conversion, the Class B
         Reclassification, and the IPO offering itself, will impact the vesting of these awards, including any compensation expense you expect to record in conjunction with these transactions.
General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Marc Thompson
FirstName   LastNameMarc Thompson
EverCommerce     Inc.
Comapany
April       NameEverCommerce Inc.
       27, 2021
April 727, 2021 Page 7
Page
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Benjamin J. Cohen